Filed by Coca-Cola HBC AG
pursuant to Rule 425 under the Securities Act of 1933

Subject Company:
Coca-Cola Hellenic Bottling Company S.A.
Registration Statement File No. 333-184685

        THIS LETTER IS IMPORTANT AND REQUIRES YOUR ATTENTION.    If you are in any doubt about what action you should take, we recommend you seek advice from your broker-dealer, commercial bank, trust company or other nominee, legal advisor, accountant, fund manager or other appropriately authorized independent financial advisor. You should read this letter in conjunction with the offer to exchange/prospectus, dated March 19, 2013 (referred to herein as the "offer to exchange/prospectus"), forming part of the Registration Statement on Form F-4 (Reg. No. 333-184685), as amended, filed with the U.S. Securities and Exchange Commission ("SEC"). You can retrieve a copy of the offer to exchange/prospectus and other offer-related documents free of charge from the SEC's website at www.sec.gov. Unless the context requires otherwise, words and expressions defined in the offer to exchange/prospectus have the same meaning in this letter.

        If you are not a U.S. holder of Coca-Cola Hellenic Shares, please disregard this letter. You should contact D.F. King & Co., Inc., at +1 (212) 325-2000 from within the United States or +44 207 920-9700 from outside the United States.

Coca-Cola HBC AG

May 23, 2013

To Coca-Cola Hellenic Shareholders in the United States

Statutory Buy-out Under Greek Law to Acquire All Remaining Coca-Cola Hellenic Shares

Dear Sir or Madam,

        On April 22, 2013, Coca-Cola HBC AG ("Coca-Cola HBC") announced the successful conclusion of its exchange offer for all shares ("Coca-Cola Hellenic Shares") and American depositary shares ("Coca-Cola Hellenic ADSs") of Coca-Cola Hellenic Bottling Company S.A. ("Coca-Cola Hellenic"). The exchange offer comprised a U.S. offer and a Greek offer. At the close of the acceptance period of the exchange offer, a total of 355,009,014 Coca-Cola Hellenic Shares, including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs, were tendered, representing approximately 96.85% of all issued Coca-Cola Hellenic Shares.

        As Coca-Cola HBC acquired more than 90% of Coca-Cola Hellenic Shares in the exchange offer, it initiated the buy-out procedure to compulsorily acquire any remaining Coca-Cola Hellenic Shares (including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs) by filing an application with the Hellenic Capital Market Commission (the "HCMC") on May 17, 2013. On May 22, 2013, the HCMC approved the Greek statutory buy-out application and resolved, in accordance with applicable law and regulation, that the last trading day of the Coca-Cola Hellenic Shares on the Athens Exchange will be June 6, 2013. Upon completion of the Greek statutory buy-out, which is expected to occur on or around June 18, 2013, Coca-Cola HBC will compulsorily acquire the 11,544,493 Coca-Cola Hellenic Shares that it did not acquire in the exchange offer, and Coca-Cola Hellenic will become a wholly owned subsidiary of Coca-Cola HBC.

        The consideration payable for each Coca-Cola Hellenic Share subject to the Greek statutory buy-out will be, at the election of the remaining holders, either (a) one Coca-Cola HBC Share in one of the forms available to such holders in the exchange offer or (b) €13.58 in cash, reduced by the applicable Greek transfer tax. In either case, Coca-Cola HBC will assume the payment of clearing duties in accordance with applicable Greek law and regulation and the remaining holders will not have to pay brokerage commissions, although banks, brokers or custodians through which Coca-Cola Hellenic Shares are held may charge fees for the services they provide in connection with the Greek statutory buy-out.

        The enclosed declaration of election is intended to allow you to make an election in the Greek statutory buy-out. If you have sold or otherwise transferred any of your Coca-Cola Hellenic Shares, please forward this document and the enclosed declaration of election as soon as possible to the purchaser or the transferee or to the stockbroker, banker or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, no offer is being made directly or indirectly in any jurisdiction where such offer would be prohibited by applicable law.

        The period during which you can make an election in the Greek statutory buy-out will expire at 10 a.m., New York City time (5 p.m., Athens time), on June 6, 2013 (the "Election Period").

        If you fail to make a valid election in the Greek statutory buy-out or if you have elected to receive the share or cash consideration but have not authorized the broker, dealer, bank, trust company or other nominee which is the operator of your account (the "Operator") in the Greek dematerialized securities system ("DSS") to receive the applicable consideration on your behalf, the applicable consideration will be delivered for your account to the DSS special account of the Greek Loans and Consignments Fund (the "LCF").

        Further, if, at the expiration of the Election Period, your Coca-Cola Hellenic Shares are pledged or otherwise encumbered or subject to an "usufruct" or other similar third party rights or you hold Coca-Cola Hellenic Shares through an Operator which has been put in administration or liquidation, you will not be able to make an election in the Greek statutory buy-out pursuant to applicable law and regulation and will receive Coca-Cola HBC Shares as the default consideration, which will be delivered for your account to the special account that the LCF holds in DSS.

        You should note that, as previously disclosed, the deadline to participate in the Greek statutory sell-out portion of the U.S. offer is also 10 a.m., New York City time (5 p.m., Athens time), on June 6, 2013. The completion of the Greek statutory sell-out with respect to the share consideration will be pre-empted by the completion of the Greek statutory buy-out.

What is the consideration payable to U.S. holders of Coca-Cola Hellenic Shares subject to the Greek statutory buy-out?

        The consideration payable to U.S. holders for each Coca-Cola Hellenic Share subject to the Greek statutory buy-out is either, at the holder's election:

  •
  one Coca-Cola HBC Share in book-entry form held through DSS; or

  •
  one Coca-Cola HBC ADS representing one Coca-Cola HBC Share; or

  •
  13.58 in cash, reduced by the applicable 0.20% Greek transfer tax (calculated based on the cash consideration of €13.58).

        In each case, Coca-Cola HBC will assume the payment of clearing duties in accordance with applicable Greek law and regulation. In addition, you will not have to pay brokerage commissions, although the bank, broker or custodian through which you hold Coca-Cola Hellenic Shares may charge fees for the services it provides you in connection with the Greek statutory buy-out.

        You should be aware that if you fail to make a valid election in the Greek statutory buy-out or if you have elected to receive the share or cash consideration but have not authorized your Operator to receive the applicable consideration on your behalf, the applicable consideration will be delivered for your account to the LCF.

How do I make an election in the Greek statutory buy-out?

        To make an election in the Greek statutory buy-out, you need to complete (including, without limitation, by selecting the form of consideration you wish to receive in the Greek statutory buy-out) and sign the enclosed declaration of election and return it together with any required documentation to your Operator prior to the expiration of the Election Period. By signing and submitting the declaration of election to your Operator, you will be deemed to irrevocably authorize and instruct your Operator, among other things, (a) to take delivery of the shares which will be credited to your DSS securities account (if you have elected to receive Coca-Cola HBC Shares in book-entry form held through DSS); (b) to collect the net cash amount distributed in the Greek statutory buy-out on your behalf (if you have elected to receive the cash consideration); (c) to deliver a copy of the declaration of election or

2

send an electronic message to HELEX, National Bank of Greece S.A. ("NBG") or any other agent (if so required by any of them); and (d) to take any other step and do any other thing which may be necessary or advisable to deliver the applicable consideration to you in the Greek statutory buy-out.

        Promptly after the expiration of the Election Period, HELEX will, in a first step, move your Coca-Cola Hellenic Shares into your DSS special account and, in a second step, move your Coca-Cola Hellenic Shares from your DSS special account into the DSS special account of Coca-Cola HBC. If you have elected to receive Coca-Cola HBC Shares or Coca-Cola HBC ADSs in the Greek statutory buy-out, and to the extent that such Coca-Cola HBC Shares or the shares represented by such Coca-Cola HBC ADSs will be issued in a capital increase of Coca-Cola HBC involving the contribution in kind of your Coca-Cola Hellenic Shares to Coca-Cola HBC, HELEX is expected to move your Coca-Cola Hellenic Shares from Coca-Cola HBC's DSS special account to Coca-Cola HBC's DSS securities account immediately upon (a) completion of the capital increase and (b) the issuance of shares in uncertificated form to NBG (or any other applicable attorney-in-fact) acting in its name but for your account for purposes of the capital increase, in accordance with the terms of a contribution-in-kind agreement into which NBG (or another attorney-in-fact) is expected to enter in its own name but for your account.

        The deadline to submit your declaration of election in the Greek statutory buy-out is 10 a.m., New York City time (5:00 p.m., Athens time) on June 6, 2013. You must ensure that your Operator receives your instructions and any required documentation, or instruct your nominee to submit your instructions and any required documentation to its Operator, prior to the expiration of the Election Period. Your Operator will then provide all relevant information to HELEX, NBG and Coca-Cola HBC, as required by applicable law and regulation.

        Coca-Cola HBC expects that the Coca-Cola HBC Shares (including Coca-Cola HBC Shares represented by Coca-Cola HBC ADSs) to be delivered in the Greek statutory buy-out will be issued out of its authorized capital. According to the Articles of Association of Coca-Cola HBC, the Coca-Cola HBC board of directors is authorized to increase the share capital from time to time and at any time until April 25, 2015, by issuing up to 11,544,493 fully paid-up registered shares with par value CHF 6.70 each for the purpose of acquiring Coca-Cola Hellenic Shares, including pursuant to the Greek statutory buy-out. Therefore, Coca-Cola HBC expects that no board of director or shareholder approvals by Coca-Cola HBC will be required to authorize or complete the issuance of shares in the Greek statutory buy-out, other than the approvals of the Coca-Cola HBC board of directors in relation to the capital increase required for the issue and delivery of the Coca-Cola HBC Shares (including Coca-Cola HBC Shares represented by Coca-Cola HBC ADSs) in exchange for the Coca-Cola Hellenic Shares compulsorily acquired in the Greek statutory buy-out.

        If you wish to deposit your Coca-Cola Hellenic Shares in the Coca-Cola Hellenic ADS program, receive Coca-Cola Hellenic ADSs representing the deposited Coca-Cola Hellenic Shares and surrender those Coca-Cola Hellenic ADSs into the ADS portion of the Greek statutory buy-out through the ADS Exchange Agent, you should, or you should instruct your nominee to, deposit the Coca-Cola Hellenic Shares in the Coca-Cola Hellenic ADS program, pay any applicable fees, taxes and other governmental charges (including any issuance fee to the Coca-Cola Hellenic ADS depositary of up to $5.00 per 100 Coca-Cola Hellenic ADSs issued) and surrender the Coca-Cola Hellenic ADSs representing the deposited Coca-Cola Hellenic ADSs into the ADS portion of the Greek statutory buy-out described in the offer to exchange/prospectus and the related supplemental letter of transmittal, which can be obtained from our Information Agent, D.F. King & Co. Please note that the last day to deposit your Coca-Cola Hellenic Shares into the Coca-Cola Hellenic ADS program for the issuance of Coca-Cola Hellenic ADSs will be May 30, 2013.

        No withdrawal rights apply to the Greek statutory buy-out. An election pursuant to the enclosed declaration of election is irrevocable and cannot be withdrawn.

3

        Coca-Cola HBC expects that trading in the new Coca-Cola HBC Shares issued in the Greek statutory buy-out on the Athens Exchange and trading in the new Coca-Cola HBC ADSs issued in the Greek statutory buy-out on the New York Stock Exchange will commence as markets open on the trading day following the completion of the Greek statutory buy-out.

How can I obtain the consideration to which I am entitled in the Greek statutory buy-out if it has been delivered to the LCF?

        Under applicable Greek law and regulation, the consideration payable in the Greek statutory buy-out will in certain circumstances be delivered to the special account that the LCF holds in DSS, including, among other things, if:

  •
  you fail to make a valid election in the Greek statutory buy-out; or

  •
  you have elected to receive the share or cash consideration but have not authorized your Operator to receive the applicable consideration on your behalf; or

  •
  at the expiration of the Election Period, your Coca-Cola Hellenic Shares are pledged or otherwise encumbered or subject to an "usufruct" or other similar third party rights; or

  •
  at the expiration of the Election Period, you hold Coca-Cola Hellenic Shares through an Operator which has been put in administration or liquidation.

        If Coca-Cola HBC has delivered the consideration to which you are entitled in the Greek statutory buy-out to the DSS special account of the LCF in accordance with Greek law and regulation, you will only be able to receive such consideration if (a) you apply to the LCF to request that the applicable consideration be delivered to you or for your benefit, (b) you submit all necessary documentation evidencing your entitlement and (c) you pay any cost, expenses or other duties of the LCF. You should note that if you do not claim the applicable consideration within the prescribed period of time, your entitlement may lapse. For more information on the applicable procedure, the LCF should be contacted at 40 Akadimias Street, 10174 Athens, Greece; +30-213-211-6100.

Enquiries

        This letter should be read in conjunction with the offer to exchange/prospectus, the enclosed declaration of election and the offer-related documents that have been sent to you or that have been published or filed with the SEC by Coca-Cola HBC and Coca-Cola Hellenic. If you would like to obtain a further copy of these documents, or have any questions relating to the Greek statutory buy-out, please contact our Information Agent, D.F. King & Co., at the telephone numbers set out below.

D.F. King & Co.
International: +44 207 920-9700
United States: +1 (212) 325-2000

Yours faithfully,

Coca-Cola HBC AG

4

Important Notices

        Coca-Cola HBC has filed with the SEC a registration statement on Form F-4, which includes an offer to exchange/prospectus. Coca-Cola Hellenic has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that Coca-Cola HBC or Coca-Cola Hellenic have filed or will file with the SEC or have sent or will send to shareholders. YOU ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

        The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change.

        This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as "believe," "outlook," "guidance," "intend," "expect," "anticipate," "plan," "target" and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding plans for Coca-Cola Hellenic and for Coca-Cola HBC following completion of the exchange offer; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic's future financial position and results; Coca-Cola Hellenic's outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic's recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic's business and financial condition; Coca-Cola Hellenic's future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

        Although Coca-Cola HBC and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Conduct Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

5

*FOR USE BY U.S. HOLDERS OF COCA-COLA HELLENIC SHARES TO MAKE AN ELECTION
IN THE GREEK STATUTORY BUY-OUT ONLY*

Declaration of Election

to receive, for each ordinary share
of

Coca-Cola Hellenic Bottling Company S.A.

either
one new ordinary share or one American Depositary Share, each representing one ordinary share of

Coca-Cola HBC AG

or

€13.58 (net of applicable tax)

in the Greek statutory buy-out pursuant to the Offer to Exchange/Prospectus dated March 19, 2013 (as amended or supplemented)

THIS DECLARATION OF ELECTION (THIS "DECLARATION") IS FOR USE BY HOLDERS OF ORDINARY SHARES OF COCA-COLA HELLENIC BOTTLING COMPANY S.A. ("COCA-COLA HELLENIC") IN THE UNITED STATES WHO (I) HAVE NOT TENDERED OR HAVE NOT VALIDLY TENDERED THEIR COCA-COLA HELLENIC SHARES IN THE EXCHANGE OFFER, (II) ARE REQUIRED TO TRANSFER THEIR COCA-COLA HELLENIC SHARES IN THE GREEK STATUTORY BUY-OUT AND (III) WISH TO MAKE AN ELECTION AS TO THE FORM OF CONSIDERATION TO BE RECEIVED IN THE GREEK STATUTORY BUY-OUT.
THIS DECLARATION OF ACCEPTANCE CAN BE SUBMITTED AT ANY TIME UNTIL 5:00 P.M., ATHENS TIME / 10 A.M., NEW YORK CITY TIME, ON JUNE 6, 2013 (THE "LAST TRADING DAY").

This Declaration must be transmitted to your broker, dealer, commercial bank, trust company or other nominee that is an operator (an "Operator") in the Greek dematerialized settlement system (the "DSS").

You should note that, in accordance with applicable Greek law and regulation, it is expected that the share consideration in the Greek statutory buy-out will be delivered approximately eight Greek business days after the Last Trading Day.

All elections pursuant to this Declaration are irrevocable. No withdrawal rights apply to the Greek statutory buy-out.

You must complete any additional information that may be requested by your financial intermediary.

        Terms used in this Declaration shall have the same meaning as in the offer to exchange/prospectus forming part of the registration statement on Form F-4, file number 333-184685, as amended or supplemented (the "U.S. Prospectus"), in connection with the offer to exchange (the "U.S. Offer") each ordinary share (a "Coca-Cola Hellenic Share") of Coca-Cola Hellenic Bottling Company S.A. ("Coca-Cola Hellenic") for one new ordinary share (a "Coca-Cola HBC Share") of Coca-Cola HBC AG ("Coca-Cola HBC") or one American depositary share (a "Coca-Cola HBC ADS"), each representing one Coca-Cola HBC Share.

        You should only use this Declaration if you are a holder, directly or indirectly, of Coca-Cola Hellenic Shares and you are located in the United States.

        You should note that if you fail to make a valid election in the Greek statutory buy-out or if you have elected to receive the share or cash consideration available in the Greek statutory buy-out (the "Consideration") but have not authorized the Operator to receive the applicable Consideration on your behalf, the applicable Consideration will be delivered, for your account, to the DSS special account of the Greek Loans and Consignments Fund (the "LCF").

        If Coca-Cola HBC has delivered the Consideration to which you are entitled in the Greek statutory buy-out to the DSS special account of the LCF in accordance with Greek law and regulation, you will only be able to receive such Consideration if (a) you apply to the LCF to request that the applicable Consideration be delivered to you or for your benefit, (b) you submit all necessary documentation evidencing your entitlement and (c) you pay any cost, expenses or other duties of the LCF. You should note that if you do not claim the applicable consideration within the prescribed period of time, your entitlement may lapse. For more information on the applicable procedure, the LCF should be contacted at 40 Akadimias Street, 10174 Athens, Greece; +30-213-211-6100.

        If you hold American Depositary Shares representing Coca-Cola Hellenic Shares that you wish to surrender in the ADS portion of the Greek statutory buy-out, you may not use this Declaration of Election; rather, you should contact our Information Agent, D.F. King & Co, at +1 (212) 325-2000 from within the United States or +44 207 920-9700 from outside the United States, to obtain a Supplemental Letter of Transmittal for use in the ADS portion of the Greek statutory buy-out.

        This Declaration is submitted for the benefit of:

  1.
  your Operator;

  2.
  National Bank of Greece S.A. ("NBG");

  3.
  Hellenic Exchanges S.A., Holdings, Clearing, Settlement and Registry ("HELEX"); and

  4.
  Coca-Cola HBC.

I.     INFORMATION REGARDING THE SHAREHOLDER

Code Number of Investor DSS Account	Securities DSS Account

Surname / Company Name and Company Form(*)

Name	Father's Name

ID Number—Passport Number	Date of Issuing Authority

Tax Registration Number	Tax Authority

Home Address / Registered Seat(*) / Headquarters(*)

Telephone	Fax	E-mail Address

Profession / Main Object of Business(*)	Nationality

Registration Number at the Relevant Publicity Books and Registration Date(*)

Person Responsible for the Legal Entity vis-à-vis the Central Securities Depositary(*)

(CSD) / Contact Persons(*)

(*)
To be completed only by legal entities.

II.    REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

        By submitting this Declaration to the Operator, the undersigned represents and warrants for the benefit of the Operator, HELEX, NBG, Coca-Cola HBC and any agent that may be appointed for purposes of the implementation of the Greek statutory buy-out (each, an "Agent") and agrees as follows:

  1.
  The undersigned is a holder of Coca-Cola Hellenic Shares located in the United States or a financial intermediary (regardless where located) acting directly or indirectly on behalf of a holder of Coca-Cola Hellenic Shares located in the United States.

  2.
  The undersigned elects to receive the Consideration specified in this Declaration in accordance with the terms of the Greek statutory buy-out and this Declaration is submitted on its behalf and, as applicable, on behalf of any holder of Coca-Cola Hellenic Shares for which it is acting directly or indirectly.

  3.
  The undersigned has full power and authority to make an election pursuant to this Declaration on its behalf and, as applicable, on behalf of any holder of Coca-Cola Hellenic Shares for which it is acting directly or indirectly.

  4.
  When Coca-Cola HBC acquires the Relevant Shares (as defined below) pursuant to the Greek statutory buy-out and receives transfer thereof, Coca-Cola HBC will acquire good title thereto, free and clear of all liens, charges, encumbrances and other third party interests together with all rights then or thereafter attaching thereto, including, without limitation, voting rights and the right to receive all amounts payable to a holder thereof in respect of dividends and other distributions (in cash or in kind), if any, if the record date for such dividends or other distributions occurs after the date on which such Relevant Shares are transferred to Coca-Cola HBC pursuant to the Greek statutory buy-out.

  5.
  All authority conferred or agreed to be conferred in this Declaration of Acceptance shall survive the undersigned's death or incapacity, and any of the undersigned's obligations hereunder shall be binding upon the heirs, executors, administrators, legal representatives, trustees in bankruptcy, successors and assigns of the undersigned.

  6.
  Neither NBG nor any Agent has provided or will provide to the undersigned any investment services in accordance with Greek Law 3606/2007 on Markets on Financial Instruments, and none of them is responsible for evaluating the wisdom of any election made pursuant to this Declaration.

  7.
  Submission of this Declaration does not by itself establish a client relationship between the undersigned and NBG or any Agent.

  8.
  The undersigned hereby consents to the disclosure of its personal data, their transmission domestically and abroad and their processing by the Operator, HELEX, NBG, any Agent or any other party that may be involved in the process for the implementation of the Greek statutory buy-out.

  9.
  The undersigned hereby confirms that all information, data and/or evidence in relation to its identity have been made available to the Operator of the securities account of the undersigned and authorizes HELEX, NBG, Coca-Cola HBC or any Agent to request any such information, data and/or evidence as may be required for the purposes of the Greek statutory buy-out or applicable law.

  10.
  The undersigned further understands and agrees, as regards the Operator, HELEX, NBG or any Agent acting as such, that:

  (a)
  if the undersigned elects to receive Consideration Shares (as defined below), the delivery of such Consideration Shares to which the undersigned (as Shareholder) will be entitled pursuant to the Greek statutory buy-out depends on the acts and/or omissions of third parties for which neither HELEX, nor NBG nor any Agent shall be responsible.

  (b)
  the proper performance of the authorization and instructions given to each of the Operator, NBG, HELEX and any Agent pursuant to this Declaration are based on information provided herein.

  (c)
  if the undersigned elects to receive Consideration Shares pursuant to this Declaration, and to the extent such Consideration Shares will be issued in a capital increase of Coca-Cola HBC involving the contribution in kind of the Relevant Shares to Coca-Cola HBC, NBG will enter into the Contribution-in-Kind Agreement (as defined below) in accordance with the instructions and information delivered to NBG by HELEX and sign and execute the Subscription Form (as defined below) for the implementation of such contribution, in each case in its own name but for the account of the undersigned.

  (d)
  if the undersigned elects to receive the Cash Consideration (as defined below), NBG will not be involved.

    (e)
    (i) the Operator, HELEX, NBG and any Agent will act in accordance with the information provided by the undersigned herein on its behalf and, as applicable, on behalf of any holder of Coca-Cola Hellenic Shares for which it is acting directly or indirectly, (ii) the undersigned acknowledges that neither HELEX, nor NBG nor any Agent has any contractual or other duty to verify, cross-check or confirm any such information and (iii) the undersigned agrees to hold each of HELEX, NBG or any Agent harmless from any liability whatsoever, including vis-à-vis any tax, administrative or other authority, in case any information provided herein and on which HELEX, NBG or such Agent has relied proves to be incorrect, to the extent that such party has incurred any liability as a result thereof.

III.  RELEVANT SHARES

        The undersigned hereby elects to receive the Consideration specified herein pursuant to the Greek statutory buy-out and accept without reservation that all of its Coca-Cola Hellenic Shares be transferred to Coca-Cola HBC. The undersigned holds:

Numerically

In words                                                                     Coca-Cola Hellenic Shares (each, a "Relevant Share").

IV.    SELECTION OF CONSIDERATION

Please check this box if you wish to receive Consideration Shares in respect of the Relevant Shares. See Section V below.	☐
Please check this box if you wish to receive €13.58 per Relevant Share, after deduction of the 0.20% Greek transaction tax (the "Cash Consideration"), in respect of the Relevant Shares.	☐

V.     CONSIDERATION SHARE ELECTION

        1.     The undersigned elects to receive the Consideration Shares pursuant to Section IV above in the following form (please check one box):

Coca-Cola HBC ADSs (see paragraph 2. of this Section V)

Coca-Cola HBC Shares in DSS

        2.     If the undersigned has selected "Coca-Cola HBC ADSs", ADSs will be delivered in the form of uncertificated ADSs to the undersigned as follows:

Name of Transferee:

Street Address:

City, State and Country:

Zip Code:

Nationality:

Social Security or Tax Identification Number:

        3.     If the undersigned has selected "Coca-Cola HBC Shares in DSS", Coca-Cola HBC Shares will be delivered to the securities account indicated in Section I. above.

VI.   DELIVERY OF CONSIDERATION SHARES AND OTHER ACTIONS

        1.     Upon submission of this Declaration to the Operator in accordance with applicable law and regulation, to the extent the undersigned elects to receive Consideration Shares pursuant to this Declaration, the undersigned, as Shareholder, will be deemed to have agreed to receive Coca-Cola HBC Shares pursuant to the terms of the Greek statutory buy-out ("Consideration Shares") and to take all steps, or authorize the Operator, HELEX, NBG and each Agent (the Operator, HELEX, NBG and any such Agent, in such capacity, the "Attorney-in-Fact"), as applicable, to take all steps reasonably necessary for the issuance, receipt and delivery of Consideration Shares to or for the benefit of the undersigned in the form that the undersigned has selected pursuant to Section V above, as mandated or permitted, expressly or tacitly, by applicable law and regulation. Without limiting the generality of the foregoing, to the extent Consideration Shares will be issued in a capital increase of Coca-Cola HBC involving the contribution in kind of the Relevant Shares to Coca-Cola HBC, the undersigned, as Shareholder, will be deemed to have contributed the Relevant Shares in a share capital increase of Coca-Cola HBC. To give effect to such contribution, the undersigned hereby authorizes NBG (or any other Attorney-in-Fact) to enter into a contribution-in-kind agreement (the "Contribution-in-Kind Agreement") with Coca-Cola HBC and sign and execute a related subscription form (the "Subscription Form"), in each case in its own name but for the account of the undersigned as Shareholder.

        2.     The Attorney-in-Fact is hereby instructed, directed and authorized (with power of sub-delegation):

  (a)
  to take all steps and do all things;

  (b)
  to exercise all rights and powers;

  (c)
  to negotiate, consider, vary, settle, agree and approve all matters (including in relation to any agreement, notarial deed, notice, certificate, application for registration, notification of transfer or other document, irrespective of its legal form, including, without limitation, the agreements and documents referred to in paragraph 3 of this Section VI (together, the "Relevant Documents")); and

  (d)
  to sign, deliver and/or issue all Relevant Documents;

in each case which are necessary or advisable in connection with the delivery of the Consideration Shares to the Shareholder pursuant to the terms of the Greek statutory buy-out.

        3.     Without prejudice to the general power given under paragraph 2 of this Section VI or by applicable law or regulation, NBG or any other Attorney-in-Fact is authorized to:

  (a)
  enter into the Contribution-in-Kind Agreement and the Subscription Form pursuant to which NBG or any other Attorney-in-Fact, acting in its own name but for the account of the undersigned, as Shareholder, will:

  (i)
  implement the contribution of the Relevant Shares in a share capital increase of Coca-Cola HBC as required for the issuance of the Consideration Shares to which the undersigned, as Shareholder, will be entitled in the Greek statutory buy-out;

  (ii)
  initially receive such Consideration Shares; and

  (b)
  effect or procure the transfer (including, without limitation, by providing instructions to the registrar of Coca-Cola HBC) of such Coca-Cola HBC Shares created in book-entry form through SIX SIS AG for further delivery thereof in the form that the undersigned has elected to receive to:

  (i)
  Citibank, N.A., as depositary for the Coca-Cola HBC ADSs, if the election "Coca-Cola HBC ADSs" is made pursuant to Section V above, for further delivery to the undersigned; and

  (ii)
  HELEX, or a financial intermediary acting for HELEX, if the election "Coca-Cola HBC Shares in DSS" is made pursuant to Section V above, for further credit to the undersigned.

        The undersigned will, upon request, execute and deliver any additional documents deemed by HELEX, NBG, Coca-Cola HBC or any Agent to be necessary or desirable to complete the contribution, assignment and/or transfer of the Relevant Shares to Coca-Cola HBC.

VII. AUTHORIZATIONS AND INSTRUCTIONS TO THE OPERATOR

        By signing and submitting this Declaration, the undersigned irrevocably authorizes and instructs the Operator, which authorization and instruction shall also apply in the circumstances contemplated by Articles 223 and 726 of the Greek Civil Code:

  (a)
  if the undersigned elects to receive Consideration Shares in the DSS pursuant to Sections IV and V of this Declaration, to take delivery of such Consideration Shares which will be credited to the DSS securities account of the undersigned or its financial intermediary by HELEX;

  (b)
  if the undersigned elects to receive the Cash Consideration pursuant to Section IV of this Declaration, to collect such Cash Consideration on behalf of the undersigned as provided under applicable law and regulation;

  (c)
  to deliver a copy of this Declaration or send an electronic message to HELEX, NBG or any other Agent (if so required by any of them);

  (d)
  to send to HELEX the information required under applicable law and regulation;

  (e)
  to cooperate with any other Attorney-in-Fact or any Agent for any of the purposes set out in this Declaration; and

  (f)
  to take any other step and do any other thing which may be necessary or advisable such that the Consideration to which the undersigned is entitled as Shareholder in the Greek statutory buy-out is delivered to or for the benefit of the undersigned (and, in the case of the Consideration Shares, in the form the undersigned has selected) and, in general, to give effect to the authorization and instructions given to the Operator pursuant to this Declaration or by applicable law or regulation.

VIII.  AUTHORIZATIONS AND INSTRUCTIONS TO HELEX

        By signing and submitting this Declaration to the Operator, the undersigned irrevocably authorizes and instructs HELEX, which authorization and instruction shall also apply in the circumstances contemplated by Articles 223 and 726 of the Greek Civil Code:

  (a)
  to move the Relevant Shares from the DSS securities account of the undersigned to the DSS special account of the undersigned and to move the Relevant Shares from the DSS special account of the undersigned to the DSS special account of Coca-Cola HBC in accordance with applicable law and regulation;

  (b)
  if the undersigned elects to receive Consideration Shares, and to the extent such Consideration Shares will be issued in a capital increase of Coca-Cola HBC involving the contribution in kind of the Relevant Shares to Coca-Cola HBC, to move the Relevant Shares from the Coca-Cola HBC's DSS special account to Coca-Cola HBC's DSS securities account immediately upon completion of the capital increase and issuance of the Consideration Shares to which the undersigned will be entitled as Shareholder in the Greek statutory buy-out to NBG (or any other applicable Attorney-in-Fact) acting in its name but for the account of the undersigned, in accordance with the terms of the Contribution-in-Kind Agreement;

  (c)
  to cooperate with any other Attorney-in-Fact or any Agent for any of the purposes set out in this Declaration; and

  (d)
  to take any other step and do any other thing which may be necessary or advisable such that the Consideration to which the undersigned is entitled as Shareholder in the Greek statutory buy-out is delivered to or for the benefit of the undersigned (and, in the case of the Consideration Shares, in the form the undersigned has selected) and, in general, to give effect to the authorization and instructions given to HELEX pursuant to this Declaration.

IX.   OTHER AUTHORIZATIONS AND INSTRUCTIONS

        Without prejudice to the specific authorizations and instructions given above, by signing this Declaration, the undersigned, as Shareholder, irrevocably authorizes and instructs each Attorney-in-Fact, which authorization and instruction shall also apply in the circumstances contemplated by Articles 223 and 726 of the Greek Civil Code, to take all steps and do all things, exercise all rights and powers, negotiate, consider, vary, settle, agree and approve all matters (including in relation to the Relevant Documents, sign, deliver and/or issue all Relevant Documents) with right of sub-delegation, that are necessary or advisable in connection with the delivery of the Consideration Shares to which the undersigned will be entitled, as Shareholder, in the Greek statutory buy-out.

X.    IRREVOCABILITY OF THIS DECLARATION

        This Declaration is irrevocable.

XI.   APPLICABLE LAW

        The undersigned hereby agrees that the rights and obligations of, and the authorizations and power of attorney included herein to, HELEX, NBG or any Agent with registered office in the Hellenic Republic shall be governed by Greek law. In addition, the undersigned acknowledges that the Contribution-in-Kind Agreement and the Subscription Form shall be governed by Swiss law and that further documents related to the delivery of the Consideration Shares may be governed by foreign law, in particular Greek or Swiss law.

SIGN HERE

Signature(s) of Shareholder(s)

Date:                                     ,

Place:

        If any of the Relevant Shares are owned of record by two or more joint owners, all such owners must sign this Declaration.

RECEIPT OF THE DECLARATION BY THE OPERATOR.

        We certify that we received the above Declaration in the name and on behalf of the above mentioned Shareholder.

Date:                                     ,

Place:

(Full name of the Operator)

        Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for additional copies of the U.S. Prospectus and this Declaration may be directed to the Information Agent at its telephone number and location listed below, and copies will be furnished promptly at Coca-Cola HBC's expense. Holders of Coca-Cola Hellenic Shares may also contact their financial intermediaries for assistance concerning the Greek statutory buy-out.

The Information Agent is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005

Banks and Brokers Call Collect:
1 (212) 269-5550
Call Toll-Free:
1 (800) 859-8511